SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.              Description

1                        Director Shareholding - Amendment released on
                         6 January 2005

Exhibit No. 1


The following amendments have been made to the Director Shareholding announcement released on 8 March 2004 at 13.48 under RNS No 2600W.

The number of shares acquired and sold has been amended and should have been 165,580 and not 167,375. The sale price should have been GBP3.1798 and not GBP3.1821.

All other details remain unchanged.

The full amended text is shown below.


                          SCHEDULE 11

     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  NAME OF COMPANY

THE RANK GROUP PLC

2)  NAME OF DIRECTOR

MICHAEL EDWARD SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE AND SALE OF SHARE OPTION

7.  Number of shares/amount of
    stock acquired

165,580


8)  Percentage of issued Class

NOT SIGNIFICANT

9)  Number of shares/amount
    of stock disposed

165,580


10) Percentage of issued Class

NOT SIGNIFICANT

11) Class of security

ORDINARY SHARES

12) Price per share


EXERCISE PRICE - GBP2.2625

SALE PRICE     - GBP3.1798



13) Date of transaction

8 MARCH 2004

14) Date company informed

8 MARCH 2004

15) Total holding following this notification

400,000 ORDINARY SHARES OF 10P

16) Total percentage holding of issued class following this notification

NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries


CHARLES CORMICK 020 7706 1111


25) Name and signature of authorised company official responsible for making this notification

    Date of Notification     6 JANUARY 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  17 January 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary